04036750

82-34631

SUPPL

Declaration in relation to operations carried out
by legal representatives of JCDecaux SA on shares of the company

---

It is an obligation for every French listed company to inform the French "Autorités des Marchés Financiers" of operations such as sales and purchases of shares of the company itself carried out by its legal representatives.

This information is disclosed through a declaration made on the web site of the AMF.

JCDecaux SA hereby discloses sales of shares carried out by some of its legal representatives during the first term of 2004.

dlw 9/8

FILE 82-5247

JCDecaux

Communication Extérieure

DECLARATION PAR LES MANDATAIRES SOCIAUX DE LA SOCIETE JCDECAUX SA DES TRANSACTIONS EFFECTUEES SUR LES TITRES DE LA SOCIETE AU COURS DU PREMIER SEMESTRE DE L'ANNEE 2004

Paris, le 31 août 2004 – JCDecaux SA (Euronext Paris : DEC) communique ci-après, en application de la recommandation n°2002-01 de la Commission des Opérations de Bourse, les transactions effectuées sur les titres de la Société par les mandataires sociaux au cours du 1er semestre 2004.

	FLUX BRUTS du semestre		**POSITIONS OUVERTES au dernier jour du semestre**	
	Achat	**Vente**	**Positions à l'achat**	**Positions à la vente**
Nombre de mandataires sociaux concernés	néant	3	néant	néant
Nombre de titres	néant	998 250*	Call achetés néant Put vendus néant Achats à terme néant	Call vendus néant Put achetés néant Ventes à terme néant
Prix moyen pondéré	néant	17,50 €		

** Dont 994 000 titres ont été cédés à la société JCDecaux Holding, dans le cadre d'un reclassement de titres au sein du Groupe.*

JCDecaux SA
Siège Social : 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com